08032226

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ADX 8/27

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
~~8-052728~~ 8-44989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
AUG 22 2008
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D &D SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1900 MARKET STREET
(No. and Street)

PHILA.	**PA**	**19103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NICHOLAS DICICCO **(609) 823-1044**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 28 2008
THOMSON REUTERS

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, NICHOLAS DICICCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D & D SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY/TREASURER
Title

5th June 2008

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
HARVEY ROBIN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 16, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC Mail Processing
Section

AUG 2 2 2008

Washington, DC
111

D & D SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

D & D SECURITIES, INC.
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
D & D Securities, Inc.

We have audited the accompanying statement of financial condition of D & D Securities, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D & D Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6 to the financial statements, the Company has corrected its accounting for accrued commissions effective January 1, 2007.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
July 31, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

D & D SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	10,507
Receivables from clearing organization		121,085
Securities owned, at market value		736
Commissions receivable from customers		1,634,824
Computers and furniture, net		27,451
Other assets		9,923
TOTAL ASSETS	$	1,804,526

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,154,219
Contingencies (Notes 4 and 5)		
Shareholders' equity:		
Common stock, no par value, 100 shares authorized, issued and outstanding		1,000
Retained earnings		649,307
Total shareholders' equity		650,307
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,804,526

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D & D Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Philadelphia Stock Exchange. The Company was formed in 1991 under the laws of the State of Pennsylvania. The principal activity of the Company has been to execute transactions for listed equity and option securities on the Philadelphia and American Stock Exchanges. Effective April 1, 2008, the Company withdrew from the American Stock Exchange.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts with maturities of three months or less when purchased.

Computers and Furniture

Computers and furniture are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on an accelerated basis over the estimated useful lives of the assets, which range from five to seven years.

NOTE 2. CONCENTRATIONS OF BUSINESS AND CREDIT RISKS

The Company maintains cash balances with financial institutions that exceed federal insurance limits. The Company has not experienced any losses in these accounts, and management does not believe the Company is exposed to any significant credit risk with respect to cash balances with financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company extends credit to customers in the normal course of business. Such receivables are generally uncollateralized. Management closely monitors its outstanding accounts receivable and charges off to expense any balances that are deemed uncollectible.

Three customers accounted for approximately 48% of the Company's commissions receivable at December 31, 2007.

NOTE 3. COMPUTERS AND FURNITURE

Computers and furniture consisted of the following at December 31, 2007:

Computers and furniture	$	107,296
Less: accumulated depreciation		(79,845)
Computers and furniture, net	$	27,451

NOTE 4. CONTINGENCIES

The Company has been named as a defendant in a legal proceeding incidental to its business.

As a securities broker-dealer, the Company is also subject to a variety of securities industry laws and regulations. As is the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings.

Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim that is pending or threatened will not have a material adverse effect on the financial condition of the Company, but could materially affect results of operations in a given year.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company's net capital deficiency calculated for this purpose was approximately $411,000, and thus the Company was in violation of its net capital requirement of maintaining net capital of at least $100,000. Accordingly, the Company was not in compliance with SEC Rule 15c3-1 at December 31, 2007. The Company's ratio of aggregate indebtedness to net capital was (2.81) to 1 as of December 31, 2007, also a violation of the net capital requirements set forth in the SEC's rules. Management believes that the Company was also in violation of these net capital requirements for each of the first two months of 2008.

During March 2008, the Company and certain personnel signed written agreements concerning their compensation. The agreements expressed in written form what had previously been a verbal understanding between the parties regarding the manner by which these individuals would be entitled to receive commissions. By documenting the procedures in the form of these written agreements, management will be able to report these obligations as "reductions" of certain "nonallowable" assets for purposes of net capital calculations subsequent to the effective dates of the written agreements. Although no written communication has been received from the self-regulatory organization, management believes that its position with respect to the related commissions payable is appropriate.

NOTE 6. PRIOR PERIOD ADJUSTMENT

Prior to January 1, 2007, the Company's accounting practice was to report compensation for commissions paid to certain traders as an expense for financial statement purposes when the related commissions were paid, rather than when they were earned (i.e., at the trade date of the underlying customers' securities transactions). Effective January 1, 2007, the Company has corrected its accounting for purposes of the accompanying financial statements to record commissions payable on a trade-date basis in order to reflect an appropriate matching of revenues and related expenses. The effect of this adjustment was a decrease in retained earnings at January 1, 2007, in the amount of $1,029,811 and an increase in commissions payable by this amount. In addition, had the information about the adjustment been known during 2006, the Company's compensation expense and the net loss for that year would have been increased by $165,031.

END